UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-42117

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cresap, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

259 N Radnor- Chester Rd. Ste. 140
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark W. Cresap III	610-341-1327	mcresap@cresap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo & Chiaverelli LLC CPA's
(Name – if individual, state last, first, and middle name)

One Bala Ave. Ste. 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

09/01/2009	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Cresap, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cresap, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Mark W. Cresap III

Title: President

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Richard L. Hess, Notary Public
Delaware County
My commission expires July 6, 2026
Commission number 1190414
Member, Pennsylvania Association of Notaries

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CRESAP, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2024 WITH
THE REPORT OF THE INDEPENDENT ACCOUNTANT

CRESAP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE   SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Cresap, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cresap, Inc.
(the "Company"), as of December 31, 2024, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

1

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Brown & Clark LLC, CPA's

March 21, 2025

Bala Cynwyd, PA 19004

CRESAP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 270,559
Deposit with clearing organization	26,169
Investments in marketable securities, Cost $1,220,723	1,223,708
Receivables from clearing organization	175,072
Receivables from affiliated registered representatives	3,189
Prepaid expenses	58,429
Right of use lease asset, net	393,443
Furniture and equipment, less accumulated depreciation of $315,273	19,211
Leasehold improvements, less accumulated amortization of $5,992	1,027
	$ 2,170,807

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 184,061
Commissions payable	109,855
Payroll taxes payable	14,991
Retention award liability	800,000
Lease liability	399,673
Total liabilities	1,508,580

Stockholder's Equity

Common stock; 100 shares authorized; 100 shares issued and outstanding	10
Additional paid in capital	143,120
Retained earnings	519,097
Total stockholder's equity	662,227
	$ 2,170,807

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE	
Commission income	$ 1,608,471
Interest income	583,500
Advisory fees	2,629,705
Mutual fund fees	510,234
Unrealized gains (losses)	3,006
Other income	287,118
Total revenue	5,622,034
EXPENSES	
Employee compensation and benefits	1,138,582
Commissions and floor brokerage	3,584,014
Communications	18,559
Regulatory fees	54,496
Occupancy	120,392
Other operating expense	321,771
Total expenses	5,237,814
Net Income	$ 384,220

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2024	$ 10	$ 143,120	$ 484,877	628,007
Distributions to shareholder	-	-	(350,000)	(350,000)
Net income, year ended December 31, 2024	-	-	384,220	384,220
Balances, December 31, 2024	$ 10	$ 143,120	$ 519,097	$ 662,227

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 384,220
Adjustments to reconcile net income	
to cash provided by operating activities:	
Depreciation and amortization	15,420
Net unrealized (gain) loss on investments	(3,006)
(Increase) decrease in	
Receivables from clearing organization	(4,125)
Receivables due from affiliated representatives	(716)
Prepaid expense	(16,022)
Right of use assets - Net	(4,825)
Increase (decrease) in	
Accounts payable and accrued expenses	32,454
Accrued commissions	14,874
Payroll taxes payable	3,297
Retention award liability	600,000
Cash provided by operating activities	1,021,571

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of investments	(1,300,000)
Proceeds from sale of investments	416,312
Cash used by investing activities	(883,688)

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to shareholder	(350,000)
Cash used by financing activities	(350,000)
Decrease in cash	(212,117)
Cash equivalents and restricted cash at beginning of year	508,845
Cash equivalents and restricted cash at end of year	$ 296,728

Reconciliation of cash, cash equivalents and restricted cash as reported within the statement of financial condition to the amounts in the statement of cash flows:

Cash and cash equivalents	$ 270,559
Deposit with clearing organization	26,169
Total cash, cash equivalents and restricted cash shown in the statement of cash flow	$ 296,728

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Cresap, Inc. (the "Company") was incorporated on December 7, 1989 in the Commonwealth of Pennsylvania for the purpose of conducting business as a broker-dealer. On January 16, 1990, 100 shares of common stock were sold to the President and sole stockholder, Mark W. Cresap, III. The Company became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority) on May 11, 1990.

The Company uses a clearing broker-dealer for all customer transactions.

Significant Accounting Policies

Cash

For purposes of the statement of cash flows, the Company includes as cash, amounts on deposit at banks and funds held on account by the Company's clearing broker. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments

Investments consist of US Treasury Notes with a coupon rate of 4.625% and a maturity date February 28, 2025. These US Treasury Notes are recorded at current market value.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated lives ranging from five to seven years. In 2024 depreciation expense was $13,366.

Leasehold Improvements

Leasehold improvements are recorded at cost. Amortization is computed using the straight-line method over the remaining term of the lease. In 2024 amortization expense was $2,054.

Securities Transactions

All securities transactions and related commission income and expenses are recorded on the trade date basis as if they had settled.

Mutual Fund Fees

Broker-dealers acting as mutual fund distributors may earn 12b-1 fees, paid by the fund to the broker-dealer to cover distribution expenses which encompass marketing and selling of fund shares.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deposit with Clearing Organization

Restricted cash consists of contractually restricted account balances held at the Company's clearing broker.

Revenue from contracts with customers

The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606, "Revenue from Contracts with Customers" (ASC 606). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the price is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company has entered into contracts with mutual funds of their selling agents and others under which the Company receives selling and distribution commissions resulting from the sale of certain investment products to its customers, including the sale of certain classes of mutual funds shares and variable annuities. The Company has also entered into a contract with its clearing broker-dealer under which the Company receives a share of selling and distribution fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer with mutual funds and/or their selling agents. Selling and distribution commissions are paid up front based on a fixed percentage of share price, the price of investment product sold, or the value of specified transactions and are recognized at a point in time on the trade or sale date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and reward of ownership have been transferred to/from the customer. A receivable is recognized if the commission is paid to the Company on a date subsequent to the trade date.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Under contracts entered into with mutual funds or their selling agents and others, the Company also receives selling and distribution commissions that are paid over time based on a fixed percentage of the average daily balance of the customer's investment in a fund (12b-1 fees).

The Company also has entered into a contract with its clearing broker-dealer under which the Company receives a share of 12b-1 fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer. The Company believes the performance obligation is satisfied over time and recognizes revenue associated with 12b-1 fees over the period to which such fees relate.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. The company recognized a retention award of $200,000 which was included in other income. The retention award from the Company's clearing firm is for $1,000,000 and amortized over five years.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for leases is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any period (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

(2) NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c 3-1), the Company is required to maintain a minimum "net capital," as defined under such provisions. The rule requires that "aggregate indebtedness," as defined, shall not exceed fifteen times "net capital," as defined, and that minimum "net capital" must be the greater of $50,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2024 the Company had net capital of $555,384 which was $481,042 in excess of the minimum net capital requirement of $74,342. The Company's net capital ratio was 2.01 to 1.

(3) INCOME TAXES

The Company has elected to be treated under the provisions of Subchapter S of the Internal Revenue Code and comparable provisions of the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or Pennsylvania corporate taxes on its taxable income. Instead, the stockholder is liable for federal and Pennsylvania income taxes on the Company's taxable income.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's corporation income tax returns for the years ending December 31, 2021, 2022 and 2023 are subject to examination by the Internal Revenue Service.

(4) LEASE COMMITMENTS

The Company has a lease agreement for office space at 259 Radnor Chester Road, Suite 140, Radnor, PA. The term of the lease is from July 1, 2022 through July 31, 2028. In addition, the Company is obligated to pay for a proportional amount of the building's costs.

Future minimum lease payments at December 31, 2024 are as follows:

2025	$121,210
2026	128,081
2027	131,283
2028	77,804
Total payments due under finance lease liability	458,378
Less discount to present value	(58,705)
Total finance lease liability	$399,673

Rent expense for 2024 was $120,392.

(5) EMPLOYEE BENEFIT PLANS

The Company has adopted a qualified profit-sharing plan with a 401(k) deferred compensation provision. All employees are eligible to participate in the Company's profit-sharing plan and 401(k) plan as long as they are at least 21 years of age and have completed one year of employment. The profit-sharing plan provides for contributions by the Company in such amounts as management may determine. The company incurred no profit-sharing plan expense for the year ended December 31, 2024. The salary deferral 401(k) plan allows eligible employees to defer up to twelve percent of their salary and requires no matching Company contribution.

The Company has adopted a Section 125 plan that offers all employees pre-tax health insurance benefits.

(6) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(ii) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(7) CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times during operations has cash deposits which exceed $250,000. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 of funds on deposit. In addition, the Company's bank often places funds in temporary investments which are not insured by the FDIC. The Company had no funds in temporary investment accounts at December 31, 2024. Funds held in the Company's bank account of $20,802 were in excess of FDIC coverage at December 31, 2024. The Company has also invested $223,428 in a Federal Money Market Fund and $1,000,280 in a U.S. Treasury Note which do not have FDIC coverage.

(8) COMMITMENTS AND CONTINGENCIES

The Company can be subject to regulatory inquires that result in the assessment of fines or other sanctions. Management has determined that as of the date of the financial statement, no assessment of fines or other sanctions are imposed.

(9) FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying statement of financial condition. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The designated level for a security is not necessarily an indication of the risk associated with investing in that security.

Marketable securities owned and sold, not yet purchased, consist of mutual fund securities recorded at market values, as follows:

	Owned
Federal Government Money Market	$ 223,428
US Treasury Notes	1,000,280
Total Marketable Securities	$1,223,708

All securities owned and sold, not yet purchased, are classified as Level 2 securities.

(10) BROKER DEALER – SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including agency transactions, brokerage and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits and pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. There are two customers that generate commissions over ten percent of gross revenue.

(11) SUBSEQUENT EVENTS

Events subsequent to December 31, 2024 of the Company have been evaluated through March 21, 2025, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2024.

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

NET CAPITAL

Total stockholder's equity qualified for net capital $ 662,227

Deductions and/or charges:
   Non-allowable assets:

Receivables of 12b1 commissions	16,720	
Receivables from affiliated registered representatives	3,189	
Prepaid expenses	58,429	
Furniture and equipment less accumulated depreciatio	19,211	
Leasehold improvements less accumulated amortizatic	1,027	
Postage reimbursement	8,267	

   Total nonallowable assets   106,843

Net capital before haircuts   555,384
   Haircut on securities   -
   Net Capital $ 555,384

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 184,061
Accrued commissions	109,855
Payroll taxes payable	14,991
Retention award liability	800,000
Excess lease liability	6,230
Total aggregate indebtedness	$1,115,137

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 74,342
Excess net capital at 1500%	$ 481,042
Excess net capital at 1000%	$ 443,870
Ratio: aggregate indebtedness to net capital	2.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2024)

Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 555,384
Adjustments - Net	-
Net capital reported herein	$ 555,384

NOTE: There are no material differences between the proceeding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2024.

CRESAP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2024

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is First Clearing LLC.

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2024

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
Cresap, Inc.

We have reviewed management's statements, included in the accompanying Exemption
Report, on which. Cresap, Inc identified the following provisions of 17 C.F.R. ~15c3-
3(k) under which Cresap, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii).
SEC Rule 15c3-3(k)(2)(ii) and Cresap, Inc. stated that Cresap, Inc. met the identified
exemption provisions throughout the most recent fiscal year without exception. Cresap,
Inc.'s management is responsible for compliance with the exemption provisions and its
statements.

Our review was conducted in accordance with the standards of the Public Company
Accounting Oversight Board (United States) and, accordingly, included inquiries and
other required procedures to obtain evidence about Cresap, Inc.'s compliance with the
exemption provisions. A review is substantially less in scope than an examination, the
objective of which is the expression of an opinion on management's statements.
Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made
to management's statements referred to above for them to be fairly stated, in all material
respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under
the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC, CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 21, 2025



CRESAP

INCORPORATED

Exemption Report

We confirm, to be best of our knowledge and belief, that:

1. Cresap Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2024 to December 31, 2024.

2. Cresap Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the calendar year January 1, 2024 to December 31, 2024.

Signed: _Mark W. Cresap III_

Title: _President_

Date: _03/21/2025_

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED- UPON
PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Mark W. Cresap, III
Cresap, Inc.
Radnor, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2024, which were agreed to by Cresap, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cresap, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cresap, Inc.'s management is responsible for Cresap Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries recorded in the company's general ledger noting no differences.

2. Compared the amounts reported in the audited Form X-17A-5 for the year ended December 31, 2024, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the firm's principal supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences if applicable.

6. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences if applicable.

7. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences if applicable.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

March 21, 2025

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
Cresap, Inc

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities
Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC)
Series 600 Rules, which are enumerated below on the accompanying General Assessment
Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of
Cresap, Inc (the Company) is responsible for its Form SIPC-7 and for its compliance with
the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures
performed are appropriate to meet the intended purpose of assisting you and SIPC in
evaluating the Company's compliance with the applicable instructions on Form SIPC-7
for the year ended December 31, 2024. Additionally, SIPC has agreed to and
acknowledged that the procedures performed are appropriate for their intended purpose.
This report may not be suitable for any other purpose. The procedures performed may not
address all the items of interest to a user of this report and may not meet the needs of all
users of this report and, as such, users are responsible for determining whether the
procedures performed are appropriate for their purposes. The sufficiency of these
procedures is solely the responsibility of those parties specified in this report.
Consequently, we make no representation regarding the sufficiency of the procedures
described below either for the purpose for which this report has been requested or for any
other purpose. The procedures we performed and our associated findings are as follows

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
   disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-
   17A-5 for the year ended December 31, 2024, with the Total Revenue amount
   reported in Form SPIC-7 for the year ended December 31, 2024, noting no
   differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules
   and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli LLC CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA
March 21, 2025

CRESAP, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2024

Total Revenue	$ 5,622,034
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(615,854)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(94,106)
SIPC Net Operating Revenues	4,912,074
General Assessment @ .0015	7,368
Payments made with 2024 Form SIPC-6 (Paid July 18, 2024)	(3,403)
Balance paid with SIPC-7 (Paid January 23, 2024)	$ 3,965